May 26, 2021

VIA EDGAR TRANSMISSION

Ms. Sally Samuel

Mr. Quinn Kane

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Ms. Samuel and Mr. Kane:

On February 12, 2021, the Registrant, on behalf of its series, AlphaCentric Strategic Income Fund (the “Fund”) filed a registration statement (“Registration Statement”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). In a telephone conversation on March 29, 2021, Mr. Kane provided comments to the Registration Statement and the Registrant provided its responses to those comments on May 18, 2021. In a subsequent telephone conversation, both of you provided additional comments seeking clarification of the Registrant’s prior responses and the Registrant provided additional responses on May 24, 2021. In a follow up call on May 25, 2021, Mr. Kane sought clarification of one of the Registrant’s responses from May 24. Below, please find that comment (numbered to preserve a reference the prior comment to which it relates) and the Registrant’s response, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 21-2: Please explain in greater detail how a private fund can offer redemption rights.

Response: The Registrant notes that each investor in the Predecessor Fund, per its private placement memorandum, “is permitted to request withdrawals of its interests as of the close of business on the last business day of any calendar quarter,” subject to certain conditions. Although this does not rise to the level of the daily redemptions offered by a mutual fund, it does represent a type of redemption feature.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser